SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464
Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Buenos Aires, April 15, 2010

Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) hereby announces that the Company’s Board of Directors (the “Board”) has resolved to reestablish the Steering Committee at its meeting of April 7, 2010. The Steering Committee is a four-member internal unit of the Board.  The regulations of the Steering Committee provide that the Steering Committee will have authority to, among other things, approve certain decisions related to financial planning, compensation, and advise on certain transactions.  The Steering Committee had been originally established in 2004 but was dissolved on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 15, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer